SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-Q

☐ Form N-SAR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Former name if applicable Address of principal executive office City, state and zip code	Commerce Planet, Inc. 30 South La Patera Lane, Suite 8 Goleta, California 93117

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

Reference is made to the Company’s Item 4.02 Current Report on Form 8-K filed with the Securities and Exchange Commission on March 5, 2008. The Company is in the process of working with its independent registered public accounting firm in order to re-audit the financial statements of the Company for the year ended December 31, 2006.  Accordingly, the Company will restate each of the quarterly and annual 2006 financial statements and file amendments to each of the 2006 quarterly and annual reports.  The process of compiling, reviewing, analyzing and disseminating the information required to be included in the Form 10-KSB for the fiscal year ended December 31, 2007, as well as the completion of the required review of the Company’s financial information for the relevant fiscal year, could not be completed without incurring undue hardship and expense due to the re-audit and restatement of the 2006 financial statements of the Company.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tony Roth	(805)	964-9126
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes       ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company believes that there will be a significant change in results of operations from the corresponding period for the last fiscal year, as of the date hereof the Company cannot make a reasonable estimate of the results for the reasons set forth in Part III of this form.

Commerce Planet, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2008	By:	/s/ Tony Roth
Tony Roth
Chief Executive Officer